UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Authentidate Holding Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

052666302

(CUSIP Number)

Hanif A. Roshan

2225 Centennial Drive

Gainesville, GA 30504

(888) 661-0225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052666302	SCHEDULE 13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSON: Hanif A. Roshan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 970,160
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 970,160
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 970,160
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Percentage ownership set forth above is based on 7,293,980 shares of Common Stock of Authentidate Holding Corp., based on 7,168,159 shares of Common Stock outstanding, as reported in a Current Report on Form 8-K filed by Authentidate Holding Corp. on December 21, 2016, plus the number of shares of common stock underlying the convertible notes issued to the Reporting Person.

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Explanatory Note

Hanif A. Roshan (the “Reporting Person”) originally filed a Schedule 13D on January 18, 2017 (the “Original 13D”) regarding his holdings of securities of Authentidate Holding Corp., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”). This Amendment No. 1 amends and supplements the Original 13D. Reporting Person is filing this Schedule 13D/A to reflect his additional interest in the Issuer’s Common Stock resulting from the issuance to the Reporting Person of a convertible note on March 20, 2017. Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the Common Stock, par value $.001 per share (the “Common Stock”), of the Issuer. The address of the principal executive office of the Company is c/o Authentidate Holding Corp., 2225 Centennial Drive, Gainesville, Georgia 30504.

Item 2. Identity and Background.

(a, b, c and f) This Statement is being filed by Hanif A. Roshan (“Roshan” or the “Reporting Person”), a U.S. citizen. Mr. Roshan is presently the Chairman and Chief Executive Officer of Authentidate Holding Corp. The business address of the Reporting Person is as stated in response to Item 1, above.

(d and e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person holds shares of the Issuer’s common stock acquired pursuant to the Agreement and Plan of Merger, as amended to date (the “Merger Agreement”) with Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories (“AEON”) and a newly formed acquisition subsidiary of the Issuer whereby AEON became a wholly-owned subsidiary of the Issuer through the merger (the “Merger”) of the newly formed acquisition subsidiary of the Company into AEON. The Reporting Person received his shares of Common Stock in connection with the Merger, including the issuance of shares pursuant to the earnout provisions of the Merger Agreement, and the sole consideration for such securities paid by the Reporting Person was the membership interests in AEON beneficially owned by such Reporting Person and tendered in the Merger. The responses to Item 3 of the Original 13D is incorporated herein by reference and the description of the Merger and the Merger Agreement is incorporated herein by reference to the disclosures set forth in the Original 13D and the exhibits filed with such Original 13D.

On March 20, 2017, the Issuer entered into a note exchange agreement with the holders of an aggregate principal amount of $2,170,000 of outstanding promissory notes, including the Reporting Person, which were due and payable, pursuant to which the Issuer issued the holders of such notes, in consideration of the cancellation of the original notes, new convertible notes in the aggregate principal amount of $2,545,199 (the “New Notes”). The aggregate principal amount of New Notes is equal to the sum of the aggregate principal amount of the original notes plus the accrued but unpaid interest on the original notes. Pursuant to this exchange transaction, the Reporting Person received a New Note in the aggregate principal amount of $255,417 in exchange for the cancellation of a note payable in the aggregate principal amount of $250,000. The original note held by the Reporting Person was issued on January 31, 2017 to evidence the loan made by the Reporting Person to the Issuer. The original note was an unsecured obligation, was not convertible into common stock, accrued interest at the rate of 12.0% per annum, and was due and payable on the 30-day anniversary of the issue date. The loan was made with the Reporting Person’s personal funds.

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The New Note is convertible into shares of the Issuer’s Common Stock at an initial conversion price of $2.03 per share. Based on the initial conversion price, the Reporting Person’s New Note is convertible into up to 125,821 shares of common stock. If the Issuer issues or sells shares of its common stock, rights to purchase shares of its common stock, or securities convertible into shares of its common stock for a price per share that is less than the conversion price then in effect, such conversion price will be decreased to equal 85% of such lower price. The foregoing adjustments to the conversion price will not apply to certain exempt issuances, including issuances pursuant to certain employee benefit plans. In addition, the conversion price is subject to adjustment upon stock splits, reverse stock splits, and similar capital changes. The closing of the exchange transaction occurred on March 20, 2017 and the New Note has a maturity date of one year from the closing date. The New Note bears interest at the rate of 5% per annum with interest payable upon maturity, the conversion of the New Note or on any earlier redemption date. Commencing one month after the Issuer’s Common Stock is listed for trading on a national securities exchange, the Issuer will have the right to redeem all or any portion of the outstanding principal balance of the New Notes, plus all accrued but unpaid interest at a price equal to 110% of such amount. Subject to certain exceptions, the New Notes are senior to existing and future indebtedness of the Issuer and will be secured by a first priority lien on all of its assets to the extent and as provided in a Security Agreement entered into between the Issuer and the holders of the New Notes. Subject to certain exceptions, the New Notes contain customary covenants against incurring additional indebtedness and granting additional liens and contains customary events of default. Upon the occurrence of an event of default under the New Notes, the holders may require the Issuer to repay all or a portion of the note in cash, at a price equal to 110% of the principal, plus accrued and unpaid interest.

The information set forth in this Item 3 is qualified in its entirety by (i) for of New Note, filed as Exhibit 1 to this Schedule 13D/A, (ii) the note exchange agreement filed as Exhibit 2 to this Schedule 13D/A and (iii) the security agreement filed as Exhibit 3 to this Schedule 13D/A, and all such agreements and instruments are incorporated herein by reference.

Item 4. Purpose of Transaction.

The responses to Item 4 of the Original 13D is incorporated herein by reference and is hereby supplemented by adding the following:

On March 20, 2017, the Issuer entered into a note exchange agreement with the holders of an aggregate principal amount of $2,170,000 of outstanding promissory notes, including the Reporting Person, which were due and payable, pursuant to which the Issuer agreed to issue the holders of such notes in consideration of the cancellation of the original notes, New Notes in the aggregate principal amount of $2,545,199. The Reporting Person was issued a New Note in the aggregate principal amount of $255,417 in exchange for the cancellation of a non-convertible note payable by the Issuer to the Reporting Person in the aggregate principal amount of $250,000. The New Note is convertible into shares of the Issuer’s Common Stock at an initial conversion price of $2.03 per share. Based on the initial conversion price, the Reporting Person’s New Note is convertible into up to 125,821 shares of common stock.

The Reporting Person currently intends to hold these securities for investment purposes and does not have any current intention to purchase additional securities of the Issuer. Except as described herein, in the Merger Agreement (as amended to date), or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Person does not currently have plans or proposals which relate to, or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

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Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters, including when acting in his capacity as the Chairman of the Board and Chief Executive Officer of the Company.

Item 5. Interest in Securities of the Issuer.

(a)             Reference is made to items 7, 9, 11 and 13 of page 2 of this Schedule 13D/A, which items are incorporated herein by reference. As of March 20, 2017, the Reporting Person may be deemed to be the beneficial owner of 970,160 shares of the Issuer’s Common Stock, representing 13.3% of the outstanding shares of the Issuer’s Common Stock. Such shares exclude any and all shares which may be issued to Roshan as additional consideration pursuant to the terms and conditions of the Merger Agreement. The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Person was calculated based on 7,293,980 shares of Common Stock of the Issuer, based on 7,168,159 shares of Common Stock outstanding, as reported in a Current Report on Form 8-K filed by the Issuer on December 21, 2016, plus the number of shares of common stock underlying the convertible note issued to the Reporting Person.

(b)(i)-(iv) Roshan may be deemed to have sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him, as described above.

(c)             None in addition to the transactions described in Item 3 and Item 4.

(d)             No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)             Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None in addition to the transactions described in the Original 13D and in Item 3 of this Schedule 13D/A.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1.	Form of Convertible Note (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 24, 2017 and incorporated by reference herein.)
2.	Form of Note Exchange Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 24, 2017 and incorporated by reference herein.)
3.	Form of Security Agreement (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed March 24, 2017 and incorporated by reference herein.)

CUSIP No. 052666302	SCHEDULE 13D/A	Page 6 of 6

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: March 24, 2017	By:	/s/ Hanif A. Roshan
		Name:	Hanif A. Roshan